ITEM 77M: Mergers

Morgan Stanley High Yield Securities Inc.

		On December 10, 2002, at a Special
Meeting of Shareholders of Morgan Stanley High Income
Advantage Trust II ("HIAT II"), Shareholders of HIAT II approved an Agreement and Plan of Reorganization (the
"Reorganization Agreement") between HIAT II and
Morgan Stanley High Yield Securities Inc. ("High
Yield"), pursuant to which substantially all of the assets of HIAT II would be combined with those of High Yield and shareholders of HIAT II would become shareholders of High Yield, receiving shares of High Yield with a value equal to the value of their holdings in HIAT II (the
"Reorganization"). The Reorganization Agreement was unanimously approved by the Board of Trustees on July
25, 2002.

		On December 16, 2002, the Reorganization
Plan between Capital Growth and High Yield was completed according to the terms set forth in the Reorganization Agreement.